Exhibit 99.1

Nova Measuring Instruments Ltd.
Notice of Annual General Meeting of Shareholders

        Notice is hereby given that the Annual General Meeting of the Shareholders of Nova Measuring Instruments Ltd. (the “Company”) will be held on November 30, 2004 at 17:00 local time in Israel, at the Company offices, Weizmann Science Park, P.O.B. 266, Rehovoth 76100, Israel. The Annual General Meeting of Shareholders is for the following purposes:

1.	To review and discuss the Company’s audited financial statements for the year ended on December 31, 2003;

2.	To elect seven directors to the Company’s Board of Directors, none of which are to serve as external directors;

3.	To reappoint Brightman Almagor & Co. as the independent auditors of the Company for the year ending on December 31, 2004 and to authorize the Board of Directors to fix the remuneration of the auditors;

4.	To add to the Articles of Association a new Article 7 at the end of Chapter J as follows:

“Notwithstanding Article 6 a to the Israeli Securities Regulations (Tender Offer), 2000 (the “Regulations”), a Special Tender Offer, as such term is defined under the Regulations, shall not be accepted by any Offeree, as such term is defined under the Regulations, unless the terms of such Special Tender Offer states that the Acceptance Period, as such term is defined under the Regulations, is not less than forty-five (45) days but not more than sixty (60) days from the date of the specifications, as such term is defined under the Regulations, on a day of trade.”

5.	To transact such other business as may properly come before the Annual General Meeting of Shareholders or at any adjournment thereof.

Shareholders of record as of the close of business on October 24, 2004 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting of Shareholders. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meetings) – 2000, as proof of ownership of the Shares or send such certificate together with a duly executed proxy as described below. All shareholders are cordially invited to attend the meeting in person. Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the preaddressed envelope provided. Envelopes will be postage paid in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

A copy of the Company’s audited financial statements for the year ended on December 31, 2003 is attached hereto, and is being mailed with this notice and the enclosed Proxy Statement to shareholders of record on the Record Date.

By order of the Board of Directors,

Giora Dishon, Director, President and CEO of the Company

November 8, 2004

Nova Measuring Instrument Ltd.
Weizmann Science Park
P.O.B. 266, Rehovoth 76100, Israel
Tel: 972-8-9387505
Fax: 972-8-940776

Proxy Statement
For the Annual General Meeting of Shareholders
To be held on November 30, 2004 at 17:00
At the Company’s Registered Offices

        This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Nova Measuring Instruments Ltd. (the “Company”) for use at the Annual General Meeting of Shareholders (“Shareholders Meeting”) to be held at the Company offices, Weizmann Science Park, P.O.B. 266, Rehovoth 76100, Israel, on November 30, 2004 at 17:00 local time in Israel and at any adjournments thereof. All proxies will be voted in accordance with the shareholders’ instructions, and if no choice is specified, the enclosed proxy card (or any signed and dated copy thereof) will be voted in favor of the matters set forth in the accompanying Notice of Meeting. Any proxy may be revoked by a shareholder at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Chai Toren, Chief Financial Officer of the Company; or (ii) attending the Shareholders Meeting and voting in person.

        Only shareholders of record as of the close of business on October 24, 2004, the record date fixed by the Company, will be entitled to vote at the Shareholders Meeting and at any adjournments thereof. As of October 24, 2004, there were an aggregate of approximately 15,300,000 shares of common stock, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”) outstanding and entitled to vote. Each Ordinary Share is entitled to one vote.

        The Company’s Board of Directors named Dr. Giora Dishon and Chai Toren, and each of them acting individually, as proxy. All properly executed proxies returned in time to be counted at the Shareholders Meeting will be voted as stated below under “Voting Procedures.” Any shareholder giving proxy has a right to withhold authority to vote for any individual nominee to the Board of Directors (as described in Item 2 herein below) on the proxy card for that purpose and marking the appropriate “FOR ALL EXCEPT” box on the proxy card.

        The Board of Directors knows of no matter other than those set forth below and in the accompanying Notice of Annual General Meeting of Shareholders to be presented at the Shareholders Meeting. If any other matter upon which a vote may properly be taken should be presented at the Shareholders Meeting, Ordinary Shares represented by all proxies received by the Board of Directors will be voted with respect thereto in accordance with the judgment of the persons named as proxy.

Beneficial Ownership of Securities by Certain Persons

        The following table shows the number of ordinary shares beneficially owned by persons known by us to own beneficially more than five percent of the Company’s ordinary shares, as of June 30, 2004.

Name	Number of Ordinary Shares Beneficially Owned*	Percentage of Ordinary Shares Beneficially Owned

Clal Electronics Industries Ltd (1)	2,823,584	18.5%
Inventech Investments Co Ltd	1,165,221	7.6	3%
Teuza - A Fairchild Technology Venture Ltd	1,661,327	10.9%
Austin W Marxe & David Greenhouse (2)	2,094,277	13.8%
Tamir Fishman Ventures II, L L C (3)	894,600	5.9%
Shai Saul (3)	894,600	5.9%
Michael Elias (3)	901,850	5.9%
Tamir Fishman & Co Ltd (3)	899,700	5.9%
Eldad Tamir (3)	899,700	5.9%
Danny Fishman (3)	899,700	5.9%
Capital Group International, Inc, and Capital
International, Inc (4)	774,800	5.1%
Giora Dishon (5)	766,282	5.0%

*	Unless specifically stated otherwise, the information provided hereinabove is based upon information contained in filings made by the named person with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Regulation 13D-G.

(1)	The following information is contained in Schedule 13D (Amendment No. 2) filed on December 18, 2003 by, among others, Clal Electronics Industries Ltd.: each of Clal Electronics Industries Ltd., Clal Industries and Investments Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner (Chairman of Clal Industries), Shelly Dankner-Bergman (Director of Clal Industries), Avraham Livnet and Ruth Manor reported having shared voting and dispositive control over 2,823,584 Ordinary Shares. In November and December 2003, this group sold approximately 255,000 of the Company’s Ordinary Shares.

(2)	As reported on the Schedule 13G (Amendment 3) filed by Messrs. Marxe and Greenhouse on March 17, 2004, the amount indicated includes 477,178 shares held by Special Situations Cayman Fund, L.P., 70,831 Ordinary Shares held by Special Situations Technology Fund, L.P., 356,969 Ordinary Shares owned by Special Situations Technology Fund II, L.P. and 1,189,299 Ordinary Shares held by Special Situations Fund III, L.P.

(3)	The following information is contained in a Schedule 13G (Amendment No. 1) filed by, among others, Tamir Fishman Ventures II, L.L.C. (“TFV”), on February 13, 2004: (a) Five limited partnerships and a corporation directly beneficially own, in the aggregate, 894,600 Ordinary Shares; (b) TFV beneficially owns 894,600 Ordinary Shares as the sole general partner of the five limited partnerships and by virtue of its management rights with respect to a corporation ; (c) Shai Saul, is a managing member of TFV; (d) Michael Elias is a managing member of TFV and reports having sole voting and dispositive power over an additional 7,250 Ordinary Shares; (d) Tamir Fishman & Co. Ltd is a managing member of TFV and reports directly owning 5,100 additional Ordinary Shares; (e) Eldad Tamir and Danny Fishman are each Co-President and Co-CEO of Tamir Fishman & Co. Ltd.

(4)	As reported in Schedule 13G filed by Capital Group International, Inc. (“CGII”) and Capital International Inc., on February 13, 2004, Capital International Inc. is deemed to beneficially own 774,800 Ordinary Shares and CGII may be deemed to beneficially own 774,800 Ordinary Shares, but does not have investment or voting power over such securities.

(5)	Includes Ordinary Shares held in trust under Israeli tax law for the benefit of the named shareholder and options to purchase 68,341 Ordinary Shares, which are exercisable within 60 days of July 1, 2004. Dr. Dishon supplied to the Company information about his beneficial ownership.

Directors and Senior Management

        The Company’s directors and senior management are as follows:

Name	Age	Position

Barry Cox *	64	Chairman of the Board of Directors
Giora Dishon	59	President, Chief Executive Officer, Director and Co-Founder
Moshe Finarov **	52	Vice President, Chief Technology Officer, Director and Co-Founder
Chai Toren *	48	Vice President, Chief Financial Officer
Gad Yaron *	53	Vice President, Chief Operational Officer
Ronen Frish *	47	Vice President, Sales and Marketing
Micha Brunstein*	60	Director
Avi Kerbs *	57	Director
Joseph Ciechanover *	71	Director
Alon Dumanis *	61	Director
Lauri Hanover	44	External Director
Karrey Holland	48	External Director

* Each one of these persons beneficially owns less than one percent of the Company’s Ordinary Shares.

** Dr. Finarov owns 4.65% of the Company’s outstanding Ordinary Shares.

Compensation of Directors and Senior Management

        The aggregate direct remuneration paid or payable to all 13 persons who served in the capacity of director or executive officer during 2003 was approximately $900,000, including approximately $250,000, which was set aside for pension and retirement benefits, and amounts expended by the Company for automobiles made available to the Company’s officers.

        Under Israeli law, the maximum amount payable to external directors is: an annual payment in an amount of ranging from NIS 26,000 to 42,245 and an additional per meeting payment ranging from NIS 915 to NIS 1,625. However, for an Israeli company with shares traded on an exchange outside of Israel that is subject to laws imposing upon the external directors demands exceeding the demands imposed upon external directors by Israeli law, then the maximum amount payable to the external directors is NIS 100,000 per annum and NIS 3,000 per meeting. The Company has approved the terms of remuneration to the Company’s external directors according to which each external director shall receive remuneration comprised of: an annual payment in the amount of NIS 34,122 (approximately $7,600) and an additional per meeting payment of NIS 1,270 (approximately $300). These amounts are within the range of payments to external directors permitted under Israeli law Israeli Law and, therefore, the Company is not required to obtain shareholder approval with respect to the remuneration paid to the external directors.

        On November 7, 2001, the Company’s shareholders approved payment of remuneration to the Company’s directors, in the same amounts as mentioned above for the external directors. The total amount paid or payable to the directors, including external directors, for 2004 is $105,000. In 2003, this amount was $122,000.

        On September 5, 2002, the Company’s Board of Directors and the Company’s Audit Committee approved the issuance of options to directors according to the following:

Name of directors	Position	# of options

Giora Dishon	Director, CEO & President	60,000
Moshe Finarov	Director & CTO	50,000
Meir Shannie	Former Director (resigned June, 2003)	10,000
Avi Kerbs	Director	10,000
Joseph Ciechanover	Director	10,000

        These grants were approved by the shareholders on October 31, 2002. The options were granted during 2003 and are subject to the terms and conditions of the Company’s Option Plan 6. The options vest over a period of between one and three years and their term may not exceed seven years from the date of grant. The exercise price of these options is $2.06 per share.

        As of May 15, 2003, we entered into an agreement with Mr. Barry L. Cox according to which Mr. Cox serves as chairperson of our board of directors. Under the agreement, Mr. Cox is entitled to gross annual compensation of $50,000 as well as a one-time grant of an option to purchase up to 50,000 ordinary shares of the Company, at the fair market value of the shares at the time of grant. The option vests during a three-year period so that a third of the entire amount granted to Mr. Cox shall be exercisable upon each anniversary of the grant. The terms of this agreement were approved by the Company’s shareholders on September 1, 2003.

        On May 15, 2003, the Company’s Board of Directors and Audit Committee resolved (i) that the monthly gross salary of Dr. Dishon shall be increased to 44,000 NIS for the period February 1, 2003 through July 31, 2003 and increased to 50,000 NIS starting on August 1, 2003 and (ii) that the monthly gross salary of Dr. Finarov shall be increased to 40,000 NIS for the period February 1, 2003 through July 31, 2003 and increased to 44,000 NIS starting on August 1, 2003. These changes in the terms of compensation for Dr. Dishon and Dr. Finarov were approved by the Company’s shareholders on September 1, 2003.

        On July 1, 2003, and on July 10, 2003 the Company’s Audit Committee and Board of Directors, respectively, resolved to grant each of Lauri Hanover and Karrey Holland, the Company’s external directors, options to purchase up to 10,000 Ordinary Shares under the terms of Option Plan 6, the same terms under which all other directors were granted options. Option Plan 6 was approved by the Company’s shareholders on October 31, 2002 and the issuance of the options to the Company’s external directors was approved by the Company’s shareholders on September 1, 2003. Options were granted and are subject to the same exercise price ($2.06 per share) and other terms under which all other directors were granted with the options under Option Plan 6.

        On January 30, 2004, the Company’s Board of Directors and the Company’s Audit Committee approved the issuance of options to directors according to the following:

Name of directors	Position	Number of options

Giora Dishon	Director, CEO & President	65,000
Moshe Finarov	Director & CTO	55,000
Micha Brunstein	Director	10,000
Avi Kerbs	Director	10,000
Joseph Ciechanover	Director	10,000
Alon Dumanis	Director	10,000
Lauri Hanover	Director	10,000
Karey Holland	Director	10,000

        These grants were approved by the shareholders on March 31, 2004. The options were granted in March 2004 and are subject to the terms and conditions of the Company’s Option Plan 7A. The options vest over a period of between one and four years and their term may not exceed seven years from the date of grant. The exercise price of these options is $5.15 per share.

Board of Directors’ Committees

        The Company’s Board of Directors has established the following committees:

        The Audit Committee is comprised of three members, as required under Israeli law. The members are Lauri Hanover, Karey Holland and Joseph Chiechanover. The functions of the audit committee according to Israeli Law are to locate deficiencies in the business management of the Company in consultation with the Company’s auditors and to suggest the measures to be taken regarding such deficiencies. The Audit Committee is also responsible for approving related party transactions. In addition, the Audit Committee is responsible for the approval of all audit and non-audit services provided to the Company by Deloitte & Touche. The Company’s Board of Directors has determined that Lauri Hanover qualifies as an audit committee financial expert.

        The Compensation Committee is comprised of Karey Holland, Avi Kerbs and Lauri Hanover. The function of the Compensation Committee is to recommend the compensation of Company’s directors, senior management and employees (subject to provisions regarding related party transactions).

        The Investment Committee is comprised of Lauri Hanover and Alon Dumanis. The Company intends to appoint another member of the Investment Committee. The function of the Investment Committee is to review and recommend the cash investment policy for the cash reserves of the Company.

        The Strategic Committee is comprised of Giora Dishon, Avi kerbs, Barry Cox and Micha Brunstein. The function of the Strategic Committee is to recommend and develop strategic and long-term plans and goals for the Company

ITEM NO. 1

PROPOSAL FOR REVIEW AND DISCUSSION OF THE COMPANY’S
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003

        A copy of the Company’s audited financial statements for the year ended on December 31, 2003 is attached hereto and will be presented to the shareholders at the Shareholders Meeting for review.

ITEM NO. 2

PROPOSAL FOR ELECTION OF DIRECTORS

        The Articles of Association of the Company provide that the Board of Directors shall consist of no fewer than five and no more than nine directors. Presently there are nine members of the Board of Directors. Of the nine current directors, two were elected to serve as external directors as required under the Israeli Companies Law — 1999 (the “Companies Law”). Pursuant to the Companies Law, external directors serve for a term of three years and may be reelected to only one additional three-year term. Directors of the Company who are not elected to serve as external directors under the Companies Law become directors when they are elected by the shareholders of the Company and serve as directors until the conclusion of the next Annual General Meeting of Shareholders, unless the office is earlier vacated under any relevant provision of the Company’s Articles of Association. A director who is appointed by the Company’s Board of Directors to fill a vacancy on the Board of Directors serves until the conclusion of the next General Meeting of Shareholders at which directors are elected.

        All the persons named below as nominees are current members of the Company’s Board of Directors. If elected, the nominees will serve for a period of one year or until their respective successors are duly elected and shall qualify, as the case may be, unless the office is earlier vacated under any relevant provision of the Company’s Articles of Association.

        In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” the election of the nominees listed below. If any of such nominees is unable to serve, the persons named in the proxy will vote the Ordinary Shares for the election of such other nominees as the Company’s Board of Directors may propose. The nominees have advised that they will serve as directors if re-elected.

        The following table and paragraphs provide certain relevant information concerning each director and external director nominee, including the nominee’s past and present principal occupation:

NOMINEE	AGE	POSITION

Barry L. Cox	64	Director
Joseph Ciechanover	71	Director
Avi Kerbs	57	Director
Dr. Alon Dumanis	61	Director
Dr. Giora Dishon	59	Director
Dr. Moshe Finarov	52	Director
Micha Brunstein	60	Director

        Barry L. Cox has served as chairman of the Board of Directors of the Company since May 15, 2003. During the years 2001 and 2002 Mr. Cox served as chairman of the board of directors of MorphICs Technology Inc. and from 1998 to 2000, he served as chairman of the board of directors of Quantum Effect Devices Inc. Mr. Cox also served as chief executive officer of Weitek Corporation from 1993 to 1995, and before that filled various roles in Intel Corporation, the last of which was president of Intel Europe. Mr. Cox hold a B.S. in engineering from the U.S. Air Force Academy and an MBA from Boston University.

        Joseph Ciechanover served as a director of the Company from October 1996 until December 1998 and again from February 2000 until the present. He is the founder and president of the Challenge Fund-Etgar L.P., a venture capital firm, and he served as chairman of the board of directors of El-Al Israel Airlines from 1995 until 2001. He served as a member of the advisory committee of the Bank of Israel from 1980 to 1994 and as the president and a member of the board of directors of PEC Israel Economic Corporation, a diversified investment company. Dr. Ciechanover holds a law degree from the Hebrew University in Jerusalem, an L.L.M. from the University of California at Berkeley and a Ph.D. in philosophy from Boston University.

        Mr. Avi Kerbs has served as a director of the Company since 1993. He serves as president and chief executive officer of Teuza Management and Development Ltd., the management company of Teuza-A Fairchild Technology Venture Ltd., a venture capital company and had done so since 1991. He has served as a director of most of the companies comprising the investment portfolio of the Teuza Fund. Mr. Kerbs is also a director of DSS Inc., the shares of which are currently traded on the NASDAQ Smallcap market, and two other Israeli companies. Mr. Kerbs holds a B.Sc. in Industrial Engineering and Management and an M.Sc. in Management, both from the Technion in Haifa-the Technology Institute of Israel. Mr. Kerbs was originally appointed to our board of directors by Teuza.

        Dr. Giora Dishon is a co-founder of the Company and has served as President and Chief Executive Officer since the Company’s formation in 1993. Dr. Dishon has been a director of the Company since 2002. From 1989 to 1993 he served as thin film and flat panel display product line manager at Orbot Systems and Orbotech Ltd., a manufacturer of automated optical inspection equipment. From 1986 to 1988 he was a visiting scientist at the Microelectronics Center of North Carolina, and from 1982 to 1986 he served as managing director of AVX Israel Ltd., a manufacturer of electronic devices. Dr. Dishon holds a B.Sc. in chemistry, an M.Sc. and a Ph.D. in materials science from the Hebrew University in Jerusalem.

        Dr. Moshe Finarov is a co-founder of the Company, a current member of the Board of Directors and has served as Chief Technology Officer since the Company’s formation in 1993. From 1989 to 1993 he served as senior physicist at Orbotech and from 1978 to 1988 he was employed at the ENIMS and PULSAR Institutes of Research in Moscow. Dr. Finarov holds a Ph.D. in semiconductor physics from Moscow University.

        Dr. Alon Dumanis, serves as chief executive officer of Docor International Management, a Dutch venture capital subsidiary of The Van-Leer group Foundation. Dr. Dumanis serves as member of various companies’ boards of directors, including El Al Israel Airlines, Inventech and others. Previously, Dr. Dumanis was the Head of the material command in the Israel Air Force with the rank of Brigadier General. Dr. Dumanis currently serves as chairperson and member of several national steering committees and is the author of many papers published locally and internationally in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University in the United States.

        Dr. Micha Brunstein was elected as director of Nova during November 2003 by the other members of the board of directors. During the years 1983 to 1999, Dr. Brunstein served as a Managing Director of Applied Materials Israel Ltd. Prior to that, Dr, Brunstein served as President of Opal Inc. and as a Director of New Business development in Optrotech Ltd. At present, Dr. Brunstein serves as the chairman and board member of several Israeli companies, as well as the Israel Association of Electronics Industries and the Israel-US chamber of Commerce and Industry. Dr. Brunstein holds B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem, and M.Sc. and Ph.D. degrees in Physics from the Tel Aviv University.

        The following resolutions electing directors is proposed for consideration by the shareholders:

        RESOLVED, to elect Barry Cox, Joseph Ciechanover, Micha Brunstein, Avi Kerbs, Giora Dishon, Moshe Finarov and Alon Dumanis as Directors to serve for a period of one year or until their respective successors are duly elected and shall qualify.

        The Board of Directors expresses no recommendation as to the vote on the above resolutions.

ITEM NO. 3

PROPOSAL TO APPOINT THE
INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY

        The Board of Directors has selected the accounting firm of Brightman Almagor & Co. as the independent certified public accountants of the Company for the year ending on December 31, 2004. The Board of Directors believes that the selection of Brightman Almagor & Co as independent public accountants is appropriate and in the best interests of the Company and its shareholders. Brightman Almagor & Co has audited the Company’s books and accounts and performed other accounting services for the Company since 1994. Brightman Almagor & Co. performed the Company’s annual audit for the fiscal year ended December 31, 2003.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to appoint Brightman Almagor & Co. as the independent auditors of the Company for the year ending December 31, 2004, and to authorize the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

        The Board of Directors recommends that the shareholders vote “FOR” the ratification of Brightman Almagor & Co.‘s selection as the independent public accountants of the Company.

ITEM NO. 4

PROPOSAL TO AMEND THE ARTICLES OF ASSOCIATION OF THE COMPANY

Background:

        Section 328(a) of the Companies Law states that any purchase which will result in the purchaser becoming: (a) an owner of a controlling stake (i.e. shares which provide 25% or more of the total voting rights in the General Meeting), unless there is another shareholder holding a controlling stake; or (b) a holder of more than 45% of the Company’s voting rights, unless there is a shareholder holding more than 50% of the Company’s voting rights, may only be made through a tender offer regulated under the provisions of the Companies Law ( a “Special Tender Offer”).

        Section 329 of the Companies Law provides that a company’s board of directors is required to provide its opinion regarding the adequacy of the offer, or in the event that is refrains from doing so, to provide reasons for its abstention.

        Section 330(b) of the companies Law allows an officer to negotiate with the purchaser over the terms of the offer or with third parties for the purpose of putting forward a competing tender offer.

        Sections 331(a) and (b) of the Companies Law provides that a Special Tender Offer shall be addressed to all of the shareholders. The shareholders will be entitled to accept or reject the offer. An offer will not be approved unless a majority of the shares held by shareholders who either accepted or rejected the offer have supported it.

        Section 331(d) of the Companies Law determines that in the event that the majority of the shareholders approve the Special Tender Offer, the shareholders who have objected to the offer, or failed to either accept or reject the offer, shall nevertheless be entitled to accept the offer and sell their shares.

        According to Article 6 to the Israeli Securities Regulations (Tender Offer), 2000, the Acceptance Period for a Special Tender Offer shall be of not less than 21 days and not more than 60 days.

        As stated above, the Companies Law allows the Company officers to negotiate with the potential purchaser or with third parties for the purpose of putting together a competing offer.

        However, the minimum Acceptance Period defined under Israeli Law (i.e 21 days) may be insufficient to put together such a competing offer or to negotiate with the purchaser over the terms.

        Therefore, it is proposed to determine a longer Acceptance Period time period in which the officers will be allowed to put together a competing offer or negotiate with the purchaser over the terms of the Special Tender Offer.

        The shareholders are requested to resolve as follows:

RESOLVED, To add to the Articles of Association a new Article 7 at the end of Chapter J, as follows:

        “Notwithstanding Article 6 of the Israeli Securities Regulations (Tender Offer), 2000 (the “Regulations”), a Special Tender Offer, as such term is defined under the Regulations, shall not be accepted by any Offeree, as such term is defined under the Regulations, unless the terms of such Special Tender Offer states that the Acceptance Period, as such term is defined under the Regulations, is not less than forty-five (45) days, but not more than sixty (60) days from the date of the Specifications, as such term is defined under the Regulations, on a day of trade.”

        The Board of Directors recommends that the shareholders vote “FOR” the proposal to amend the Articles of Association of the Company.

        Voting Procedures

        The presence, in person or by their representative or by proxy, of at least two shareholders, who hold in the aggregate at least one third (33.33%) of the Company’s outstanding Ordinary Shares entitled to vote at the Annual General Meeting is necessary to establish a quorum for the transaction of business. Ordinary Shares represented by proxies pursuant to which votes have been withheld from any nominee for director, or which contain one or more abstentions or broker “non-votes,” are counted as present for purposes of determining the presence or absence of a quorum for the Shareholders Meeting. A “non-vote” occurs when a broker or other nominee holding shares for the beneficial owner votes on one proposal, but does not vote on another proposal because the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

        Approval of each proposal, other than with respect to the amendment to the Company’s Articles of Association, requires an affirmative vote of a majority of the Ordinary Shares present, in person or represented by proxy, and voted on that matter. Approval to amend the Company’s Articles of Association requires an affirmative vote of at least seventy five per cent (75%) of the Ordinary Shares present, in person or represented by proxy, and voted on that matter.

        Abstentions, as well as broker “non-votes” are not considered to have been voted for a matter and have the practical effect of reducing the number of affirmative votes required to achieve the majority for the approval of such matter by reducing the total number of Ordinary Shares from which the majority is calculated.

Expenses and Solicitation

        All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs. Solicitation by directors, officers and employees of the Company may also be made of some stockholders in person or by mail, telephone or telegraph following the original solicitation.

Annual Report on Form 20-F

        The Company will provide without charge to each person solicited by this Proxy Statement, on the written request of such person, a copy of the Company’s Annual Report on Form 20-F, including financial statements and schedules thereto, as filed with the United States Securities an Exchange Commission for its most recent fiscal year. Such written request should be directed to Chai Toren, Chief Financial Officer at the address of the Company set forth on the first page of this Proxy Statement.